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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 2)*


                                 LTC HEALTHCARE
           --------------------------------------------------------
                                (Name of Issuer)


                   COMMON STOCK, PAR VALUE $.01 PER SHARE
           --------------------------------------------------------
                          (Title of Class of Securities)


                                  50217R 10 4
           --------------------------------------------------------
                                 (CUSIP Number)


                               James J. Pieczynski
                             Chief Financial Officer
                              LTC Properties, Inc.
                         300 Esplanade Drive, Suite 1860
                            Oxnard, California 93030
                                  (805) 981-8655
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                               December 16, 1999
           --------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   Check the following box if a fee is being paid with the statement / /.

   Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 of 4 Pages

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CUSIP No. 50217R 10R                 13D                 Page 2 of 4 Pages


-------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     LTC Properties, Inc.
-------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  / /
                                                          (b)  /X/
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3.   SEC USE ONLY

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4.   SOURCE OF FUNDS

     N/A
-------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                     / /
-------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Maryland
-------------------------------------------------------------------------------
                             7.   SOLE VOTING POWER
                                  239,900 shares
NUMBER OF                    --------------------------------------------------
SHARES                       8.   SHARED VOTING POWER
BENEFICIALLY                      -0- shares
OWNED BY                     --------------------------------------------------
EACH                         9.   SOLE DISPOSITIVE POWER
REPORTING                         239,900 shares
PERSON                       --------------------------------------------------
                             10.  SHARED DISPOSITIVE POWER
                                  -0- shares

-------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     239,900 shares
-------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                               / /
-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.8%
-------------------------------------------------------------------------------
14.  Type of Reporting Person*

     CO
-------------------------------------------------------------------------------

                              Page 2 of 4 Pages

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     This Amendment No. 2  amends and supplements the Statement on Schedule
13D (as previously amended, the "Schedule 13D"), relating to the common stock, $.01 par value per share (the "Common Stock"), of LTC Healthcare, Inc. (the "Company"), previously filed by LTC Properties, Inc., a Maryland corporation ("Properties"). Terms used herein and not defined in this Amendment have the meaning set forth in the Schedule 13D. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.

     Items 3, 4 and 5 of the Schedule 13D are hereby amended to add the following information:

     ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

              Properties sold 25,000 shares of Common Stock on December 16, 1999 for an aggregate consideration of $34,375.00 (excluding brokerage commissions).

      ITEM 4. PURPOSE OF TRANSACTION.

              The purpose of Properties' acquisition and disposition of the Common Stock is for investment purposes only, and the acquisitions and dispositions of the Common Stock were made in the ordinary course of business and were not made for the purpose of acquiring control of the Company.

              Properties intends to review its investment in the Company from time to time and, depending upon the price and availability of the Common Stock, subsequent developments affecting the Company, the Company's business and prospects, other investment and business opportunities available to Properties, general stock market and economic conditions, tax considerations and other factors deemed relevant, may decide to increase or decrease the size of its investment in the Company; provided, however, that due to limitations resulting from Properties' status as a real estate investment trust, Properties expects that its investment in the Company will not exceed 10% of the Company's voting Common Stock.

              Except as described herein, Properties has no present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. However, Properties will continue to review the business of the Company and, depending upon one or more of the factors referred to above, may in the future propose that the Company take one or more of such actions.

     ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

              (a) As of the date hereof, Properties beneficially owns 239,900 shares of the Company's Common Stock, representing approximately 9.8% of the Company's outstanding Common Stock.

              (b) Properties has the sole power to vote or to direct the vote, and to dispose or to direct the disposition of 239,900 shares of Common Stock. Properties does not share the power to vote or direct the vote, and to dispose or direct the disposition of the 239,900 shares of Common Stock with any other individual or entity.

                              Page 3 of 4 Pages

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                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                       LTC PROPERTIES, INC.


                                       By: /s/ James J. Pieczynski
                                          -------------------------------------
                                          President and Chief Financial Officer

Date: April 12, 2000





                              Page 4 of 4 Pages